Mail Stop 4561

June 30, 2009

Anthony Massetti
Senior Vice President and Chief Financial Officer
NCR Corporation
1700 South Patterson Blvd.
Dayton, Ohio 45479

      Re: NCR Corporation
            Form 10-K for the Year Ended December 31, 2008
            Filed February 26, 2009
            File No. 001-00395

Dear Mr. Massetti:

      We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

General

1.   You disclose on page 25 of the 10-K that you operate in the Middle East and Africa and that you derive revenues from the Caribbean and Latin America, regions that are generally understood to include Cuba, Iran, Sudan, and Syria. We note also that drawdown menus on your website allow nationals of Cuba, Iran, Sudan, and Syria to make business inquiries of you. In addition, we are aware of

a March 2006 news report indicating that you collaborated with Ahli United Bank B.S.C. to deploy your ATM fraud prevention technology on the bank's ATMs. We also are aware that Future Bank B.S.C. describes itself on its website as a joint venture between Ahli United Bank B.S.C., Bank Melli Iran, and Bank Saderat Iran; and that Future Bank, Bank Melli, and Bank Saderat are included on the Specially Designated Nationals List maintained by the Treasury Department.

2.   Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries or other direct or indirect arrangements. In this regard, address whether, to the best of your knowledge, understanding, or belief, Ahli United Bank employs your products, equipment, components, technology, software, or services in activities in the referenced countries. Your response should describe any products, equipment, components, technology, software, or services you have provided to these countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief